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November 20, 2019

Michael Swidler
TEL: 2124082511
FAX: 2122592511
michael.swidler@bakerbotts.com

VIA EDGAR

Mr. Daniel Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:                             Teekay Offshore Partners L.P.

Schedule 13E-3

Filed October 28, 2019 by Partners Limited, Brookfield Asset Management Inc., Brookfield Private Equity Inc., Brookfield Private Equity Group Holdings LP, BCP GP Limited, Brookfield Capital Partners Ltd., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P., Brookfield Capital Partners (Bermuda) Ltd., Brookfield TK Acquisition Holdings LP, Brookfield TK Block Acquisition LP, Brookfield TK TOGP LP, Brookfield TK TOLP LP, Brookfield TK Merger Sub LLC, Teekay Offshore GP L.L.C., and Teekay Offshore Partners L.P.

File No. 005-82284

Dear Mr. Duchovny:

On behalf of Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the “Partnership”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 14, 2019, with respect to the Schedule 13E-3, File No. 005-82284 (the “Schedule 13E-3”) filed on October 28, 2019 by the Partnership and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) or the revised information statement attached as Exhibit (a)(1) thereto (the “Revised Information Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. Amendment No. 1 and the Revised Information Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Revised Information Statement.

November 20, 2019

We represent the Partnership. To the extent any response relates to information concerning Partners Limited, Brookfield Asset Management Inc., Brookfield Private Equity Inc., Brookfield Private Equity Group Holdings LP, BCP GP Limited, Brookfield Capital Partners Ltd., Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P., Brookfield Capital Partners (Bermuda) Ltd., Brookfield TK Acquisition Holdings LP, Brookfield TK Block Acquisition LP, Brookfield TK TOGP LP, Brookfield TK TOLP LP, Brookfield TK Merger Sub LLC and Teekay Offshore GP L.L.C., such response is included in this letter based on information provided to the Partnership and us by such other persons or their respective representatives.

Schedule 13E-3

Item 16. Exhibits

1.                                      We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately.

Response: The Partnership respectfully acknowledges the Staff’s comment and looks forward to receiving the Staff’s reply to its request for confidential treatment for certain exhibits.

Preliminary Information Statement

2.                                      Please disclose in an appropriate location your intended timing for payment of the consideration in the merger.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2 and 95 of the Revised Information Statement.

Questions and Answers, page 1

3.                                      We note that the Questions and Answers and the Summary Term Sheet cover 20 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with Item 1001 of Regulation M-A.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1 to 13 of the Revised Information Statement.

4.                                      Please update the Selected Historical Consolidated Financial Data (page 16).

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 14 to 19 of the Revised Information Statement.

November 20, 2019

Special Note Concerning Forward-Looking Statements, page 21

5.                                      The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section and the Risk Factors section.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has relocated the Special Factors and Risk Factors sections.

6.                                      We note the disclaimer on page 23 that you do not undertake any obligation to update or revise any forward-looking statements to reflect “events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.” This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the information statement will be amended and recirculated to comply with those rules as necessary.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 22 of the Revised Information Statement.

Background of the Merger, page 54

7.                                      We note the description of Brookfield’s purchase of a significant interest in Partnership GP in September 2017 followed by an additional purchase in July 2018. We also note the description of the TKC-Brookfield Transaction. Please provide us your legal analysis of whether the July 2018 acquisition or the TKC-Brookfield Transaction was a transaction in a series of transactions (culminating with the current proposed merger) subject to Rule 13e-3.

Response: In response to the Staff’s comment, we respectfully submit that neither the exercise of Brookfield Business Partners L.P.’s (collectively with certain of its affiliates and institutional partners, “Brookfield”) option to acquire an additional 2% interest in Teekay Offshore GP L.L.C., a Marshall Islands limited liability company and the general partner of the Partnership (“Partnership GP”) in July 2018 (the “July 2018 Acquisition”) nor Brookfield’s acquisition of Teekay Corporation’s remaining interest in the common units representing limited partner interests in the Partnership (the “Common Units”) on May 8, 2019 (the “TKC-Brookfield Transaction”) was a transaction in a series of transactions culminating with a Rule 13e-3 transaction.

Rule 13e-3(a)(3) defines a “Rule 13e-3 Transaction” as “any transaction or series of transactions…which has either a reasonable likelihood or a purpose of producing, either directly or indirectly,” any of the effects specified in Rule 13e-3(a)(3)(ii). Pursuant to Question and Answer No. 4 of Exchange Act Release No. 34-17719 (the “Release”), “a …transaction will be regarded as one step in a series of transactions which together constitute a Rule 13e-3 transaction if the specific transaction is effected by an issuer or an affiliate as a part, or in furtherance, of a series of actions which, taken together, have either

November 20, 2019

a reasonable likelihood or a purpose of producing, directly or indirectly, any of the paragraph (a)(3)(ii) effects.” The Release further clarifies that such transaction must be “effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved” and notes that in the absence of a purpose to facilitate a Rule 13e-3 transaction, analysis of “whether a transaction…is likely to produce any of such effects must take into account past, current and planned transactions….”

As explained below, neither the July 2018 Acquisition nor the TKC-Brookfield Transaction (i) increased the likelihood or was effected for the purpose of producing, directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii); (ii) increased the probability of negotiating, obtaining approval of or consummating the proposed merger of Brookfield TK Merger Sub LLC with and into the Partnership (the “Proposed Merger”); (iii) reduced the aggregate expense of consummating the Proposed Merger; or (iv) otherwise facilitated the Proposed Merger.

As described in the Information Statement, on September 25, 2017, Brookfield acquired a 49% interest in Partnership GP and a majority of the outstanding Common Units (the “2017 Acquisition”). In connection with the 2017 Acquisition, Teekay Corporation also granted Brookfield an option to acquire an additional 2% interest in Partnership GP upon certain conditions being satisfied in exchange for certain warrants held by Brookfield. The primary reason that Teekay Corporation granted Brookfield an option rather than directly selling Brookfield the additional 2% interest was to ensure that the change of control provisions under certain of the Partnership’s financing arrangements would not be triggered until the Partnership was in a position to refinance the obligations associated with such financing arrangements on acceptable terms. On July 2, 2018, in connection with the Partnership’s completion of a refinancing transaction, Brookfield exercised the option and obtained the additional 2% interest in Partnership GP. The purpose of the July 2018 Acquisition was to complete the process of acquiring a controlling interest in Partnership GP that Brookfield began via the 2017 Acquisition and not to increase the likelihood or produce any of the effects specified in Rule 13e-3(a)(3)(ii).

With respect to the TKC-Brookfield Transaction, as described in the Information Statement, in April 2019, representatives of Brookfield and Teekay Corporation met to discuss certain matters relating to the business of the Partnership, including the possibility that the Partnership may require additional capital in the future. During the course of discussions, the parties came to an agreement for Teekay Corporation to sell its remaining interests in the Partnership to Brookfield. The purpose of the TKC-Brookfield Transaction was to provide Teekay Corporation with liquidity, which Teekay Corporation desired in order to support obligations in respect of its core gas and tanker businesses and its own capital requirements at such time, and to allow Brookfield to invest further capital in support of its existing investment in the Partnership at an attractive price. Thus, the purpose of the TKC-Brookfield Transaction was to take advantage of an unexpected but favorable investment opportunity and not to increase the likelihood or produce any of the effects specified in Rule 13e-3(a)(3)(ii).

November 20, 2019

Additionally, the July 2018 Acquisition and the TKC-Brookfield Transaction have no impact on the probability of success of the Proposed Merger. Upon completion of the 2017 Acquisition, Brookfield controlled approximately 60% of the outstanding Common Units, and therefore controlled the majority vote required to approve the Proposed Merger. While the July 2018 Acquisition and the TKC-Brookfield Transaction did provide Brookfield with greater control over Partnership GP’s board of directors (the “GP Board”), the composition of the GP Board did not change as a result of either transaction. Furthermore, the GP Board had no role in the TKC-Brookfield Transaction and the Conflicts Committee of the GP Board that was established to consider the Proposed Merger played no role in the negotiation or approval of either the July 2018 Acquisition or the TKC-Brookfield Transaction. Thus, neither the July 2018 Acquisition nor the TKC-Brookfield Transaction increased the probability of entering into definitive documentation for or consummating the Proposed Merger.

Furthermore, neither the July 2018 Acquisition nor the TKC-Brookfield Transaction reduced Brookfield’s aggregate expenses relating to the Proposed Merger. The overwhelming majority of Brookfield’s expenses for the July 2018 Acquisition were incurred in connection with the 2017 Acquisition. Brookfield’s expenses in completing the TKC-Brookfield Transaction were relatively minor given the short period of time in which the transaction was completed and did not offset any of Brookfield’s expenses in connection with the Proposed Merger. Indeed, the majority of Brookfield’s expenses relating to the Proposed Merger consist of legal fees for structuring, negotiating and drafting definitive documentation for the Proposed Merger and preparing and filing the Schedule 13E-3 and Information Statement, none of the expenses for which were reduced as a result of expenses incurred in connection with the July 2018 Acquisition or the TKC-Brookfield Transaction.

Finally, the July 2018 Acquisition and the TKC-Brookfield Transaction did not otherwise facilitate the Proposed Merger or the elimination of the Partnership’s periodic and current report filing requirements with the Commission. As discussed above, the July 2018 Acquisition and the TKC-Brookfield Transaction did not have any effect on Brookfield’s ability to approve the Proposed Merger. Furthermore, the July 2018 Acquisition did not reduce the number of record holders of Common Units, and the elimination of a single record holder through the TKC-Brookfield Transaction had an inconsequential effect on the number of record holders of Common Units. Thus the likelihood that the Partnership would remain listed on the New York Stock Exchange and be subject to periodic and current filing requirements with the Commission was not affected by either the July 2018 Acquisition or the TKC-Brookfield Transaction.

For the foregoing reasons, we respectfully submit that neither the July 2018 Acquisition nor the TKC-Brookfield Transaction was a first step in a going-private transaction, as they were not intended to, and did not, have the reasonable likelihood or purpose of producing, either directly or indirectly, the going private effects described in Rule 13e-3(a)(3)(ii).

November 20, 2019

8.                                      We note the reference to a five-year business plan on page 64. With a view toward disclosure, please tell us whether the plan contained financial projections and, if so, whether those projections have been included in your information statement.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the disclosures on pages 28 to 36 of the Revised Information Statement to clarify that the five-year business plan provided to the GP Board on September 19, 2019 is the same plan referred to as the “Revised Draft Plan” in Evercore’s opinion letter attached as Annex C (the “Revised Draft Plan”). The Revised Draft Plan (i) was based on aggressive assumptions in terms of new business to position the Partnership for a growth case, and (ii) was presented to the GP Board as a discussion document only and was not being presented to the GP Board for approval. The Revised Draft Plan was shared with the Conflicts Committee and Evercore (notwithstanding that, according to the unapproved minutes of the GP Board meeting in which it was presented, it was an aspirational plan that was a work-in-progress that had not been reviewed or approved by the GP Board) in the interest of full transparency, particularly because the members of the Conflicts Committee had reviewed the Revised Draft Plan in their capacities as GP Board members. Consistent with that, the transmittal email from Management to Evercore on September 19, 2019, noted that the Revised Draft Plan:

•                  “follows a Brookfield template, designed to be used consistently across Brookfield portfolio companies

•                  includes some stretched assumptions as against previous modeled scenarios

•                  includes sale of certain assets, sales which we do not fully control and

•                  includes assumptions that are beyond the Partnership’s control, including [...]

The [GP Board], on review, raised a number of concerns with the plan, as being optimistic, undeliverable in its current form and exposing the Partnership to significant liquidity exposures without the raising of additional equity capital.

While this first draft of a plan does not replace the business plans that we have provided you with earlier, we would, under the circumstances, in any case share this with you.”

As is clear in Evercore’s opinion letter attached as Annex C to the Revised Information Statement, at the direction of the Conflicts Committee, Evercore did not rely on the Revised Draft Plan for purposes of its analysis or opinion; only the “Management Projections” were relied upon. The Conflicts Committee and the GP Board similarly did not rely on the Revised Draft Plan in their deliberations. In that light, the Partnership has not included the projections associated with the Revised Draft Plan in the Revised Information Statement because of the risk that such projections would present an inaccurate and misleading presentation of the Partnership’s financial outlook.

November 20, 2019

To address the Staff’s point, however, the Partnership has made clear, on page 45 of the Revised Information Statement that none of Evercore, the Conflicts Committee or the GP Board relied on the Revised Draft Plan as part of its analysis.

Recommendation of the Conflicts Committee and the GP Board, page 67

9.                                      Please revise your disclosure to include the fairness determination required by Item 8 of Schedule 13E-3. We note that your disclosure in this section is limited to a finding that the proposed transaction is advisable and in the best interests of the Partnership and the Unaffiliated Unitholders. In this respect, please ensure that the GP Board’s fairness determination is disclosed and address the factors included in Instruction 2 to Item 1014 of Regulation M-A.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 38 of the Revised Information Statement to clarify that the GP Board determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Partnership and the Unaffiliated Unitholders. Because the GP Board based its determination solely on the Special Approval and recommendation of the Conflicts Committee, none of the factors described in Instruction 2 to Item 1014 of Regulation M-A were considered by the GP Board.

10.                               Further, Item 1014(a) of Regulation M-A requires filing persons to state whether they believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Your definition of the term Unaffiliated Unitholders appears to inappropriately include directors and officers of the company. Be advised that the staff views officers and directors of an issuer as affiliates of the issuer. Please revise the filing to more clearly articulate whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 3 of Amendment No. 1 and pages ii and 8 of the Revised Information Statement.

11.                               On a related note, we note on page 3 of the Schedule 13E-3 and the second page in the cover page and on pages 62, 64 and 68 of the information statement that neither the Conflicts Committee nor the GP Board would consider or considered the terms and conditions of the Unit Alternative in making their fairness determination. Note that all filing persons are required to make a fairness determination with respect to the going private transaction. See Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A. Given that the Unit Alternative is a material term of the transaction, please ensure that the fairness determination disclosure of all filing persons includes consideration of the Unit Alternative as well as the Cash Merger Consideration.

Response: In response to the Staff’s comment, the Partnership respectfully disagrees with the view that the Unit Alternative is a material term of the transaction, and that there should be a fairness determination regarding the Unit Alternative. The Unit Alternative was not material to the going-private decision; in fact, the Unit Alternative was a relatively late addition to a nearly concluded negotiation between the Conflicts Committee and Brookfield, was not given weight by the Conflicts Committee or the GP Board, and was included as part of the transaction because the parties did not want to deny the Unaffiliated Unitholders the option to receive the Unit Alternative that Brookfield requested.

November 20, 2019

Item 1014(a) requires a statement as to whether the subject company or affiliate filing the statement reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Clause (b) of Item 1014 requires a discussion in reasonable detail of the material factors upon which the belief stated in paragraph (a) is based. Immaterial factors upon which the belief in paragraph (a) is based are not required to be disclosed. The Partnership believes that it has satisfied the requirements, and the spirit, of Item 1014’s requirements with the Unit Alterative excluded as a factor in the deliberations of the Conflicts Committee and the GP Board. As noted on page 38 of the Revised Information Statement and in response to the Staff’s comment, the GP Board expressed its view as to the fairness of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, while “[n]either the Conflicts Committee nor the GP Board considered the terms and conditions of the Unit Alternative in making their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger, and neither the GP Board nor the Conflicts Committee have made any recommendation to the Unaffiliated Unitholders with regard to the Unit Election.”

As discussed in “Special Factors—Background of the Merger,” Brookfield requested the inclusion of the Unit Alternative relatively late in the negotiations, three months after the original all-cash offer, as an alternative option to Unaffiliated Unitholders in addition to the Cash Merger Consideration. However, the Conflicts Committee only agreed to include the Unit Alternative as part of the transaction after it determined (i) its inclusion did not impact the negotiation with Brookfield over the Cash Merger Consideration, which the Conflicts Committee ultimately determined was in the best interests of the Unaffiliated Unitholders, and (ii) that if the Unit Alternative were offered, the Conflicts Committee would not (a) take any position as to the Unit Alternative’s fairness to Unaffiliated Unitholders or (b) recommend whether Unaffiliated Unitholders should elect to receive the Unit Alternative rather than the Cash Merger Consideration, which would be the default consideration unless an Unaffiliated Unitholder actively opted to receive the Unit Alternative. This approach was subsequently adopted by the GP Board when making its fairness determination. Therefore, the GP Board did not consider the Unit Alternative when making its determination regarding the fairness of the transaction and thus the Unit Alternative was not a material factor upon which it based its belief regarding the fairness of the transaction.

Below are some of the reasons why the Conflicts Committee did not consider the Unit Alternative when making its determinations, approval, and recommendation:

•                  The $1.55 per unit price associated with the Cash Merger Consideration, taken alone, was advisable and in the best interests of the Partnership and the Unaffiliated Unitholders, and the value of that consideration would not be eroded by the addition of the Unit Alterative; that is, the additional option for holders to choose the Unit Alterative did not make the Unit Alternative integral to the consideration of the fairness of the transaction; and

•                  From the beginning of the discussions associated with the Unit Alternative, the Cash Merger Consideration was meant to be the default merger consideration, and as an alternative to receiving the Cash Merger Consideration, a holder could opt out of the default consideration to receive the Class A Common Units.

November 20, 2019

It is also telling that the factors identified in Instruction 2 to Item 1014 (such as current market prices, historical market prices, net book value, going concern value, liquidation value, purchase prices paid in previous purchases, etc.) would be of little help in an attempt to value the Class A Common Units.

For the foregoing reasons, the Partnership respectfully submits that Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A do not require any further disclosure regarding the consideration of the Unit Alternative in the filing persons’ fairness determination disclosure.

12.                               We note that the Conflicts Committee considered the Evercore opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Conflicts Committee adopted Evercore’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages ii and 39 of the Revised Information Statement.

13.                               Please address how each filing person relying on the Evercore opinion, if any, was able to reach the fairness determination as to unaffiliated security holders given that the Evercore fairness opinion addressed fairness with respect to Unaffiliated Unitholders (as defined), rather than all unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 3 of Amendment No. 1 and pages ii and 8 of the Revised Information Statement.

November 20, 2019

Unaudited Financial Projections of the Partnership, page 72

14.                               We note on pages 59 and 65 references to the projections delivered to Evercore being updated. Please revise your disclosure to include all sets of projections provided to Evercore.

Response: With respect to the Staff’s request for all sets of projections, the Partnership respectfully advises the Staff that it has considered the Staff’s comment and that Management initially provided the Conflicts Committee and Evercore financial projections for the Partnership that, prior to Evercore rendering its opinion to the Conflicts Committee on September 30, 2019, were updated by Management to reflect, among other items, (i) the actual results of the Partnership and the passage of time, (ii) that a fourth East Coast Canada shuttle tanker was ordered by the Partnership, (iii) the planned delay in recycling the Partnership’s HiLoad vessel from the third quarter of 2019 to the first quarter of 2020, (iv) the expected refinancing terms for the Partnership’s Salamander FSO and Arendal Spirit vessels and the Libra HoldCo and (v) the net payment by the Partnership of approximately $26 million in respect of an arbitration ruling. Ultimately, the Conflicts Committee relied, and instructed Evercore to rely, on the updated final Management Projections. Accordingly, the Partnership respectfully advises the Staff that it would be inappropriate and misleading to include the projections that were superseded or otherwise not relied upon in the Conflict Committee’s approval of the transaction.

15.                               Disclose the full projections and forecasts instead of their summaries.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 44 to 45 of the Revised Information Statement.

16.                               Please revise your disclosure to describe all of the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 43 of the Revised Information Statement.

Opinion of Financial Advisor to the Conflicts Committee, page 74

17.                               Please revise this section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections) and how the analysis resulted in the ranges of values disclosed on page 76, and (ii) the enterprise values and EBITDA measures for each comparable company that is the basis for the ranges of value disclosed on page 77 for the Selected Public Company Trading analysis.

November 20, 2019

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47 to 48 of the Revised Information Statement.

Information Concerning the Brookfield Filing Parties, page 135

18.                               Please provide the disclosure required by General Instruction C to Schedule 13E-3.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 132 to 142 of the Revised Information Statement.

[Remainder of page intentionally left blank]

November 20, 2019

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Partnership’s filings, please do not hesitate to contact the undersigned at (212) 408-2511.

Respectfully,

Michael Swidler, Esq.

cc:                                Lyndsay Hatlelid
Brookfield Asset Management

Edith Robinson
Duncan Donaldson
Teekay Offshore Partners L.P.

Mike Rosenwasser, Esq.

Baker Botts, L.L.P.

Matt Pacey, P.C.
Douglas E. Bacon, P.C.
Kirkland & Ellis LLP